AMENDED AND RESTATED

ADVISORY AND SUBADVISORY FEE

WAIVER AGREEMENT

DoubleLine Capital LP 333 South Grand Avenue, 18th Floor Los Angeles, California 90071	AMG Funds LLC 600 Steamboat Road, Suite 300 Greenwich, Connecticut 06830

June 16, 2017

The Board of Trustees of AMG Funds IV (the “Trust”)

c/o AMG Funds LLC

600 Steamboat Road, Suite 300

Greenwich, Connecticut 06830

Re: AMG Managers DoubleLine Core Plus Bond Fund (the “Fund”), a Series of AMG Funds IV (the “Trust”)

Ladies and Gentlemen:

This letter agreement, amending and restating the Advisory and Subadvisory Fee Waiver Agreement by and among AMG Funds LLC (the “Adviser”)1, DoubleLine Capital LP (the “Subadviser”) and the Trust with respect to the Fund, dated March 21, 2013, confirms certain agreements by the Adviser, the Subadviser and the Trust with respect to the Fund.

Pursuant to the terms of the Investment Advisory Agreement between the Trust, on behalf of the Fund, and the Adviser, dated May 30, 2014, and as amended from time to time (the “Advisory Agreement”), the Adviser has discretionary authority to manage the assets of the Fund (or delegate such management to one or more subadvisers), and is entitled to receive from the Fund, on a monthly basis, an advisory fee in an amount equal to a percentage (stated as an annualized rate) of the Fund’s average daily net asset value.

Pursuant to the terms of the Sub-Investment Advisory Agreement between the Adviser and the Subadviser dated May 30, 2014, and as amended from time to time (the “Sub-Advisory Agreement”), the Fund’s assets are delegated by the Adviser to the Subadviser for management on behalf of the Fund (the “Sub-Advised Assets”). Under the terms of the Sub-Advisory Agreement, the Adviser pays the Subadviser a sub-advisory fee in an amount equal to an annual rate of 0.275% reduced by an amount equal to 50% of the sum of: (i) any investment advisory fees waived by the Adviser pursuant to an expense limitation or reimbursement agreement with the Fund, (ii) any reimbursement of Fund expenses by the Adviser pursuant to an expense limitation or reimbursement agreement with the Fund, and (iii) any payments made by the Adviser to third parties that provide distribution, shareholder services or similar services on behalf of the Fund.2

[1]	Effective as of October 1, 2016, in connection with the merger of Aston Asset Management, LLC with and into AMG Funds LLC, AMG Funds LLC, as Aston Asset Management, LLC’s legal successor, replaced Aston Asset Management, LLC as a party to the Advisory and Subadvisory Fee Waiver Agreement, Investment Advisory Agreement and Sub-Advisory Agreement referenced herein.
[2]	This paragraph is a summary of the fee arrangements between the Adviser and the Subadviser. The first amendment to the Sub-Investment Advisory Agreement dated October 1, 2016 should be consulted for the complete terms of such fee arrangements.

The Fund is managed by the Subadviser pursuant to its “Core Plus Fixed Income” investment strategy, a strategy which includes the purchase and sale of bank loans and purchase and sale of debt obligations issued by governments, governmental agencies, authorities, or instrumentalities, supra-national organizations as well as investments in non-US currencies. The Subadviser has advised the Trust and the Adviser of its determination that currently the most efficient and equitable way of allocating assets to the bank loan sector within the Core Plus Fixed Income strategy is to centralize the purchase and sale of bank loans into the DoubleLine Floating Rate Fund (the “Floating Rate Fund”), an open-end investment company organized under the Investment Company Act of 1940, as amended (the “1940 Act”), and managed by the Subadviser. The Subadviser has also advised the Trust and the Adviser of its determination that currently the most efficient and equitable way of allocating assets to non-dollar denominated debt obligations issued by governments, governmental agencies, authorities, or instrumentalities, supra-national organizations as well as investments in non-US currencies within the Core Plus Fixed Income strategy is to centralize the purchase and sale of such obligations into the DoubleLine Global Bond Fund (the “Global Bond Fund”), an open-end investment company organized under the 1940 Act and managed by the Subadviser. The Subadviser may allocate a portion of the Fund’s assets to the Floating Rate Fund and the Global Bond Fund to provide the Fund with exposure to the bank loan sector and sovereign debt obligations, respectively, within the Subadviser’s Core Plus Fixed Income strategy.

The Subadviser and the Adviser recognize the potential layering of fees and other conflicts of interest that may arise in connection with the Subadviser’s allocation of a portion of the Fund’s Assets to the Floating Rate Fund and the Global Bond Fund. Therefore, the Subadviser hereby agrees with the Adviser that it will waive a portion of the sub-advisory fee payable by the Adviser under the terms of the Sub-Advisory Agreement (as currently in effect and as may be amended or updated from time to time hereafter) in an amount that is equal to the aggregate management fee earned by the Subadviser from the Floating Rate Fund and the Global Bond Fund (and any other fund managed by the Subadviser) that is attributable to any Sub-Advised Assets that are invested in the Floating Rate Fund and the Global Bond Fund (and any other fund managed by the Subadviser) (the “Fee Waiver Amount”).

Furthermore, the Adviser hereby agrees with the Trust, on behalf of the Fund, that it will waive the advisory fee payable by the Fund under the terms of the Advisory Agreement (as currently in effect and as may be amended or updated from time to time hereafter) in an amount that is equal to the Fee Waiver Amount described above.

Pursuant to an Amended and Restated Expense Reimbursement Agreement between the Trust, on behalf of the Fund, and the Adviser, dated October 1, 2016 (the “Reimbursement Agreement”), the Adviser has agreed to waive management fees and/or reimburse ordinary operating expenses through at least February 28, 2018 to the extent that operating expenses exceed 0.61% of the Fund’s average daily net assets (the “Operating Expense Limit”). The Fee Waiver Amount shall reduce the advisory fee prior to the calculation of any necessary fee waiver or expense reimbursement in connection with the Reimbursement Agreement, and shall not be eligible for recoupment by the Adviser under the terms of Section 2 of the Reimbursement Agreement.

The Adviser and the Subadviser further agree that the deductions of the Fee Waiver Amount from the advisory fee and sub-advisory fee shall commence as of the initial allocation of Sub-Advised Assets to the Floating Rate Fund or the Global Bond Fund, and shall remain in effect for so long as Sub-Advised Assets remain invested in the Floating Rate Fund, the Global Bond Fund or any other fund managed by the Subadviser.

Sincerely,

AMG FUNDS LLC

By:	/s/ Keitha L. Kinne
Name: Keitha L. Kinne
Title: Chief Operating Officer

DOUBLELINE CAPITAL LP

By:	/s/ Henry V. Chase
Name: Henry V. Chase
Title: Authorized Signer

Your signature below acknowledges acceptance of this letter agreement by the Trust on behalf of the Fund.

AMG FUNDS IV, on behalf of AMG Managers DoubleLine Core Plus Bond Fund

By:	/s/ Donald S. Rumery
Name: Donald S. Rumery
Title: Treasurer, Chief Financial Officer and Principal Financial Officer